Exhibit (a)(1)(ii)
BLACKROCK PRIVATE CREDIT FUND
c/o BlackRock Capital Investment Advisors, LLC
50 Hudson Yards
New York, NY 10001

Offer to Purchase Up to 3,486,374
Shares of Beneficial Interest
Dated August 10, 2026

The Offer and Withdrawal Rights Will Expire at 11:59 p.m., Eastern Time, on September 4, 2026,
Unless the Offer is Extended
To the Shareholders of BlackRock Private Credit Fund:
Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitutes the “Offer”), BlackRock Private Credit Fund, a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”) and is organized as a Delaware statutory trust (the “Fund”), is offering to purchase up to 3,486,374 of its outstanding shares of beneficial interest (including Class S common shares of beneficial interest, Class D common shares of beneficial interest and Institutional common shares of beneficial interest, the “Shares”) pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Share as of September 30, 2026 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on September 4, 2026 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market.
Shareholders should realize that the net asset value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund generally determines the net asset value of the Shares as of the last calendar day of each month within 20 business days after the first calendar day of the following month. The most recently calculated net asset value for each class of the Shares can be found by going to www.bdebt.com. Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early repurchase deduction” (described further below) of 2% of the aggregate net asset value of the Shares repurchased. The early repurchase deduction will reduce the repurchase proceeds. For illustrative purposes, a Shareholder that acquires Shares on July 1 would not incur an early repurchase deduction for participating in a repurchase offer that has a valuation date of June 30 of the following year (or anytime thereafter).
Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or email it to the Fund’s transfer agent, State Street Bank and Trust Company (the “Transfer Agent”), or the Shareholder’s financial advisor, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.
IMPORTANT
The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.
Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.
This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures

Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:
State Street Bank and Trust Company
FOR OVERNIGHT MAIL:
State Street Bank and Trust Company
Attn: BlackRock Alternative Funds
1776 Heritage Drive
JAB/3
North Quincy, MA 02171
FOR FIRST CLASS MAIL:
State Street Bank and Trust Company
Attn: BlackRock Alternative Funds
P.O. Box 5493
Boston, MA 02206

Tel: (888) 204-3956 E-mail: BLK_RegAlts_INQ@statestreet.com

i

SUMMARY TERM SHEET
This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.
•
As disclosed in the Fund’s prospectus dated April 24, 2026, as further supplemented and/or amended from time to time (“Prospectus”), the Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to purchase up to 3,486,374 Shares at a price equal to the net asset value per share (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Shares) determined as of September 30, 2026 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the outstanding Shares as of June 30, 2026. The Offer, which begins on August 10, 2026, will remain open until 11:59 p.m., Eastern Time, on September 4, 2026 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•
Each Shareholder whose Shares (or portion of them) have been accepted for repurchase will be bound by the terms of a promissory note entitling the shareholder to be paid an amount equal to the net asset value, determined as of the Valuation Date, of the repurchased Shares, subject to any early repurchase deduction (as described below) (a “Repurchase Instrument”). The Repurchase Instrument will be un-certificated, non-interest bearing, non-transferable and non-negotiable.

•	All Shares that were issued after October 1, 2025 that are tendered and purchased in this Offer will be subject to a 2% “early repurchase deduction.” See Section 6 “Purchases and Payment”.
•	Shareholders may tender all or a portion of their Shares.
•
If a Shareholder tenders Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares in cash pursuant to the terms of the Repurchase Instrument promptly after the determination of the relevant net asset value per share is finalized.

•	Other than the early withdrawal deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.
•
If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

•
If you are a participant in the Fund’s dividend reinvestment plan (“DRIP”) that elects to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the Expiration Date of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be automatically terminated as of the Expiration Date. Any distributions to be paid to you on or after the Expiration Date will be paid in cash on the scheduled distribution payment date.

•
If you are a participant in the DRIP that elects to tender a portion of your Shares, your participation in the DRIP with respect to your Shares that were tendered will be terminated as of the Expiration Date. For the avoidance of doubt, your participation in the DRIP with respect to the Shares that were tendered will be terminated as of the Expiration Date regardless of whether all the Shares tendered are ultimately repurchased. Any distributions to be paid to you on or after the Expiration Date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date.

•
If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings.

•
Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”). BlackRock Capital Investment Advisors, LLC, the Fund’s investment adviser (the “Adviser”), expects that it will generally recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares four times each year, having valuation dates on or about September 30, December 31, March 31 and June 30, but the Fund is not required to make any such offer.

•
Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after September 30, 2026. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Transfer Agent, Attention: BlackRock Private Credit Fund, by (a) mail at State Street Bank and Trust Company, Attn: BlackRock Alternative Funds, 1776 Heritage Drive, JAB/3, North Quincy, MA 02171, or (b) by e-mail to BLK_RegAlts_INQ@statestreet.com; or (ii) to your financial advisor, as directed. If you choose to e-mail the Letter of Transmittal, please mail the original promptly after you e-mail it. Your properly completed mailed or e-mailed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by calling (888) 204-3956, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•
The net asset value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares). If you would like to obtain the estimated net asset value of your Shares, visit the Fund’s website at www.bdebt.com.

•	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.
•
Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares until the Valuation Date. Following the Valuation Date, a Shareholder whose Shares have been accepted for repurchase shall retain, with respect to such repurchased Shares, all rights to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund until the payment date, but shall have no other rights of a Shareholder (including, without limitation, any voting rights) with respect to such repurchased Shares.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus. The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares four times each year, but the Fund is not required to make any such offer.
The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.
Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).
2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 3,486,374 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.
The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on June 30, 2026, there were (i) approximately 64,631,246 Institutional Shares issued and outstanding, with a net asset value per share of $23.49, (ii) approximately 4,997,984 Class S Shares issued and outstanding, with a net asset value per share of $23.49 and (iii) approximately 98,253 Class D Shares issued and outstanding, with a net asset value per share of $23.49. Shareholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer at www.bdebt.com. The net asset value of the Shares tendered by Shareholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.
3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.
If less than 3,486,374 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 3,486,374 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Fund will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.
4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.
With respect to Shareholders that are required to submit their Letter of Transmittal to the Transfer Agent, Attention: BlackRock Private Credit Fund, submissions may be made either (a) by mail at State Street Bank, Attn: BlackRock Alternative Funds, 1776 Heritage Drive, JAB/3, North Quincy, MA 02171, or (b) by e-mail to BLK_RegAlts_INQ@statestreet.com, Attention: BlackRock Private Credit Fund. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by e-mail. A Shareholder choosing to e-mail a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.
Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by email. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
By submitting a Letter of Transmittal, and in accordance with the terms and conditions of the Offer, a tendering shareholder shall be deemed to represent and warrant that: (a) the tendering shareholder has full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all dividends, distributions, other Shares or other securities or rights declared, paid or distributed in respect of such Shares that are declared, paid or distributed in respect of a record date occurring on or after the date on which the Fund accepts the Shares for repurchase (collectively,

“Distributions”)); (b) when and to the extent the Fund accepts the Shares for purchase, the Trust will acquire good, marketable and unencumbered title thereto and to all Distributions, free and clear of all liens, restrictions, charges, proxies, encumbrances or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the tendering shareholder will execute and deliver any additional documents deemed by the Transfer Agent or the Trust to be necessary or desirable to complete the sale, assignment and transfer of the tendered Shares (and all Distributions); and (d) the tendering shareholder has read and agreed to all of the terms of the Offer, including this Offer to Purchase and the Letter of Transmittal.
5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Fund has not accepted such tendered Shares, on or after September 30, 2026. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.
6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.
Each Shareholder whose Shares (or portion of them) have been accepted for repurchase will be bound by the terms of a Repurchase Instrument entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares, subject to any early repurchase deduction (as described below). The Repurchase Instrument will be un-certificated, non-interest bearing, non-transferable and nonnegotiable. The Repurchase Instrument will be held for each shareholder in an account with State Street Bank and Trust Company, Inc., the Fund’s transfer agent and agent designated for this purpose. If a Shareholder wishes to receive a copy of the Repurchase Instrument, the shareholder may contact BLK_RegAlts_INQ@statestreet.com to request that a copy be delivered to such Shareholder.
Payment under the Repurchase Instrument will be made in cash in a single installment on or before 30 days after the Valuation Date by wire transfer to the account designated by the Shareholder. The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time.
Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.
Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares until the Valuation Date. Following the Valuation Date, a Shareholder whose Shares have been accepted for repurchase shall retain, with respect to such repurchased Shares, all rights to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund until the payment date, but shall have no other rights of a Shareholder (including, without limitation, any voting rights) with respect to such repurchased Shares.
As described in the Prospectus, any Shareholder that sells Shares in a repurchase offer that have not been outstanding for at least one year will be repurchased at 98% of the aggregate net asset value of the Shares repurchased by the Fund; this reduction is referred to herein as an “early repurchase deduction.” Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Fund for the benefit of remaining Shareholders. Shares repurchased will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder.
A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $500 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained.
The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than our

Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. The Fund intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares. None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. In this regard, a wholly owned subsidiary of the Fund has entered into a $500 million combined revolving credit and term loan facility with PNC Bank, National Agent as facility agent (the “Credit Facility”). The Credit Facility matures on June 3, 2036 and generally bears interest at three-month Term SOFR. Payment by the Fund of amounts owed to Shareholders who tender their Shares in this repurchase offer is not contingent upon the availability of any financing option.
The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate.
7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after September 30, 2026 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined approximately one month after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.
Please note that just as you have the opportunity to withdraw shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
8. Certain Information About the Fund. The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 50 Hudson Yards, New York, NY 10001 and the telephone number is (212) 810-5300. Shares are not traded on any established trading market.
The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund;

(c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Fourth Amended and Restated Agreement and Declaration of Trust, as amended, Bylaws, as amended, or Prospectus or other actions that may impede the acquisition of control of the Fund by any person.
Based on the number of Shares outstanding as of June 30, 2026, the following persons own the number of Shares indicated in the below table:

Person	Shares	Percentage of the Fund’s Outstanding Shares
BlackRock Financial Management, Inc.	6,146,751	8.815%
Eric J. Draut	1,103	0.002%
John Perlowski	0	0%
Andrea Petro	0	0%
Maureen Usifer	0	0%
Philip Tseng	1,009	0.001%
Charles C. S. Park	0	0%
Jason Mehring	699	0.001%
Erik L. Cuellar	0	0%
Patrick Wolfe	0	0%
Dan Worrell	4,036	0.006%
Diana Huffman	0	0%

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer.
During the past sixty (60) days, the Fund issued an aggregate of approximately 1,379,213 Shares, including Shares issued pursuant to the DRIP, for net proceeds of approximately $32,469,371.58.
In connection with the completion of the Fund’s tender offer that commenced on May 11, 2026, the Fund repurchased on or about June 8, 2026, 3,522,433 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest, and Class D common shares of beneficial interest), at a purchase price of $23.49 per share, the net asset value per share as of June 30, 2026, pursuant to the terms of such tender offer, as set forth in the Schedule TO-I filed by the Fund with the SEC on May 11, 2026. The payment of the purchase price of the Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by the Fund’s transfer agent on behalf of each tendering shareholder. Pursuant to the promissory notes, on or before July 30, 2026, the Fund paid to the tendering Shareholders a total of $82,721,401 an amount equal to the aggregate net asset value of the Shares as of the Valuation Date, less the early repurchase deduction, as applicable.
There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, and the Adviser, BlackRock Financial Management, Inc., or any Trustee or officer of the Fund, or any person controlling the Fund or the Adviser.
As of June 30, 2026, to the knowledge of the Fund, no person owned beneficially or of record more than 5% of the shares of the Fund, except for the following:

BlackRock Private Credit Fund iCapital Offshore Access Fund, L.P. - Cash	32,472,861	46.571%
BlackRock Private Credit Fund iCapital Offshore Access Fund, L.P. - Reinvest	13,425,494	19.254%
BlackRock Financial Management, Inc.	6,146,751	8.815%

9. Tender by DRIP Participants. If you are a participant in the Fund’s DRIP that elects to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the Expiration Date of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be automatically terminated as of the Expiration Date. Any distributions to be paid to you on or after the Expiration Date will be paid in cash on the scheduled distribution payment date.
If you are a participant in the DRIP that elects to tender a portion of your Shares, your participation in the DRIP with respect to your Shares that were tendered will be terminated as of the Expiration Date. For the avoidance of doubt, your participation in the DRIP with respect to the Shares that were tendered will be terminated as of the Expiration Date regardless of whether all the Shares tendered are ultimately repurchased. Any distributions to be paid to you on or after the Expiration Date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date.
10. Certain U.S. Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.
Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Shareholders in light of their particular circumstances or to Shareholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar). In addition, this discussion does not address any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith).
As used herein, the term “U.S. Shareholder” refers to a Shareholder who, for U.S. federal income tax purposes, is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Shareholder” refers to a Shareholder who, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and is not a U.S. Shareholder. Except for the discussion under “Non-U.S. Shareholders” and “Backup Withholding,” the following discussion is limited to U.S. Shareholders.
Sale or Exchange of Shares. Under Section 302(b) of the Code, a Shareholder whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., reduces such Shareholder’s percentage ownership of the Fund to 0%), (b) such Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Shareholder’s particular facts and circumstances, including the initial size of and extent to which a Shareholder’s ownership percentage interest in the Fund is reduced. For these purposes, a shareholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Shareholder in such case generally will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A tendering Shareholder’s gain or loss will generally be capital gain or loss, and will generally be treated as long-term capital gain or loss if the Shares have been held for more than one year or as short-term capital gain or loss if the Shares have been held for one year or less. For these purposes, a Shareholder’s holding period in Shares repurchased pursuant to the Offer should terminate as of the Valuation Date. If a Shareholder realizes a gain upon the sale of its Shares and payment for the Shares is received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, it is expected that, unless the Shareholder elects otherwise, the Shareholder will generally recognize such gain in the taxable year in which the proceeds are received. In such a case, the Shareholder should consult its tax advisor regarding the potential application of the “installment sale” rules to its sale of Shares pursuant to the Offer, including any imputed interest or interest charge thereunder. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Shareholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.
In the event that a tendering Shareholder’s ownership (or deemed ownership under Section 318 of the Code) of Shares of the Fund is not reduced to the extent required under the tests described above, such Shareholder would be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Shares held by the Shareholder (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Fund to such Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Shareholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Shareholders.
Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution would be treated as a dividend to the extent of the Fund’s current or accumulated earnings and profits allocable to it.
Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other Shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are treated as purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of Shares held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Shares. A Shareholder’s ability to utilize capital losses may be limited under the Code.
Taxation of Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Fund resulting from other Shareholders’ sale of Shares pursuant to the Offer, then, as discussed in greater detail in the Fund’s Prospectus, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to an additional branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Prospectus entitled “Certain U.S. Federal Income Tax Consequences—Taxation of Non-U.S. Shareholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.
Backup Withholding. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number and a certification that such Shareholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Shareholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).
Shareholders should provide the Fund with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Fund regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability, and may entitle the Shareholder to a refund, provided in each case that the appropriate information is furnished to the IRS.
Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.
Payments for repurchased Shares may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.
Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”), such as the Fund, are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.
11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.
The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund at www.bdebt.com, by contacting the Transfer Agent at (888) 204-3956, or from the SEC’s internet web site, http://www.sec.gov.
FINANCIAL STATEMENTS
The audited financial statements of the Fund for the period ended December 31, 2025, as filed with the SEC on EDGAR on Form 10-K on March 2, 2026, are incorporated by reference. The unaudited financial statements of the Fund for the periods ended March 31, 2026 and June 30, 2026, as filed with the SEC on EDGAR on Form 10-Q on May 7, 2026 and August 6, 2026, respectively, are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.